Mail Stop 4561

December 20, 2007

John Liu
Chief Financial Officer
Greenhill & Co., Inc.
300 Park Avenue, 23rd Floor
New York, New York 10022

> **RE: Greenhill & Co., Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 1-32147**

Dear Mr. Liu,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Discussion and Analysis, page 10

1. You state that your compensation program pays out a percentage of your revenues, not to exceed 50%, as compensation. Revise your disclosure in future filings to discuss the actual percentages assigned for compensation during the relevant periods and discuss the factors that impacted the committee's consideration.

2. In future filings, please disclose the actual performance targets used to determine the compensation of the named executive officers during the relevant period.

Please refer to Item 402(b)(v) of Regulation S-K. If you determined that the performance targets were confidential due to the potential for competitive harm to Greenhill, as contemplated by Instruction 4 to Item 402(b) of regulation S-K, then include the analysis of the level of difficulty necessary to reach the targets contemplated by Instruction 4. For more information on the confidentiality of targets, please look to the report of the Commission Staff regarding executive compensation disclosure, released October 9, 2007.

Financial Statements

General

3.   Please tell us how you considered whether you acquired any intangible assets that met the recognition criteria in paragraph 39 of SFAS 141 in your acquisition of Beaufort Partners Limited.

Note 2 – Summary of Significant Accounting Policies

Basis of Financial Information, page F-9

4.   Please tell us how you determined that the general partners to the merchant banking funds were in the scope of EITF 04-5. Specifically tell us how you considered the guidance in paragraph 3 that states that this issue does not apply to a general partner that, in accordance with generally accepted accounting principles, carries its investment in the limited partnership at fair value with changes in fair value reported in a statement of operations or financial performance.

5.   If you believe the general partners are not in the scope of EITF 04-5, tell us how that determination effects your financial statements.

Revenue Recognition, page F-10

6.   Please revise future filings to disclose the accounting literature on which you rely to support your revenue recognition policy for merchant banking profit overrides. Specifically tell us how you considered SAB Topic 101 in determining when to recognize profit overrides as revenue and how you considered the clawback features.

7.   Please revise future filings to disclose the nature of the material contingencies that must be resolved to recognize profit overrides as revenue and how you determine that the contingencies are resolved. Also, disclose the amount of profit overrides recognized as revenue that are subject to clawback.

Note 8 – Members' and Stockholders' Equity, page F-17

8.   Please revise future filings to disclose the exchange restrictions related to the 257,156 exchangeable shares of a subsidiary.

Note 9 – Earnings Per Share, page F-18

9.   Please revise future filings to disclose why the amount of restricted stock units added to the denominator in your diluted EPS calculation is not similar to the amount of restricted stock units outstanding as disclosed in note 11. For 2006, you add 110,000 units in the diluted EPS calculation while note 11 discloses that over 1,000,000 were outstanding during the year.

Note 11 – Restricted Stock Units, page F-18

10.   Please revise future filings to disclose the following information related to your restricted stock unit plan:

   a.   For the most recent year for which an income statement is provided, the weighted-average grant-date fair value for each of the following groups: (a) those nonvested at the beginning of the year, (b) those nonvested at the end of the year, and those (c) granted, (d) vested, or (e) forfeited during the year. Refer to paragraph A240(b)(2) of SFAS 123(R).

   b.   The weighted-average grant-date fair value for restricted stock units granted during the year. Refer to paragraph A240(c)(1) of SFAS 123(R).

   c.   The weighted-average period over which the total compensation cost related to nonvested awards not yet recognized as of the latest balance sheet date presented it is expected to be recognized. Refer to paragraph A240(h) of SFAS 123(R).

   d.   A description of your policy, if any, for issuing shares upon share unit conversion, including the source of those shares (that is, new shares or treasury shares). If you expect to repurchase shares in the following annual period, disclose an estimate of the amount (or a range, if more appropriate) of shares to be repurchased during that period. Refer to paragraph A240(k) of SFAS 123(R).

Item 15C. Financial Statement Schedules, page S-3

11.   We note your audit opinions on pages S-4 and S-25 are not signed and do not indicate the city and state where issued. Please amend your filing to include audit opinions that are signed by your independent accountants and indicate the city and state where issued. Refer to Rule 2-02(a) of Regulation S-X.

        Please amend your December 31, 2006 10-K related to comment 11 and respond to the other comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or Paul Cline, Staff Accountant, at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew McNair, Attorney-Advisor, at (202) 551-3583 or me at (202) 551-3775 with any other questions.

Sincerely,

Todd Schiffman
Assistant Director